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   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 21, 1995

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                AMENDMENT NO. 1


                                       TO

                                 SCHEDULE 13E-4

                         Issuer Tender Offer Statement
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)
                               FORD MOTOR COMPANY
                              (Name of the Issuer)

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                       FORD MOTOR COMPANY CAPITAL TRUST I
                      (Name of Person(s) Filing Statement)

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                 SERIES B DEPOSITARY SHARES, EACH REPRESENTING
           1/2,000 OF A SHARE OF SERIES B CUMULATIVE PREFERRED STOCK
                         (Title of Class of Securities)
                                  345370 40 7
                     (CUSIP Number of Class of Securities)

                                J. M. RINTAMAKI
                               FORD MOTOR COMPANY
                               THE AMERICAN ROAD
                            DEARBORN, MICHIGAN 48121
                                 (313) 322-3000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

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                Please Address a Copy of All Communications to:
                               ARBIE R. THALACKER
                              SHEARMAN & STERLING
                               599 LEXINGTON AVE.
                            NEW YORK, NEW YORK 10022
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                                NOVEMBER 3, 1995
     (Date Tender Offer First Published, Sent or Given to Security Holders)


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                               AMENDMENT NO. 1 TO


                ISSUER TENDER OFFER STATEMENT ON SCHEDULE 13E-4



     This Amendment No. 1 dated December 21, 1995 supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Original Statement") filed with the Securities and Exchange Commission (the "Commission") on November 3, 1995 by Ford Motor Company Capital Trust I (the "Trust") in connection with the filing under the Securities Act of 1933, as amended, of a registration statement on Form S-4 (the "Registration Statement") regarding an exchange offer (the "Offer") to holders of Series B Depositary Shares, each representing 1/2,000 of a share of Series B Cumulative Preferred Stock (the "Depositary Shares") of Ford Motor Company ("Ford"). A copy of the Prospectus dated November 3, 1995 (the "Prospectus"), which is contained in the Registration Statement (Registration Nos. 33-62761 and 33-62761-01) declared effective by the Commission on November 2, 1995, was incorporated by reference in the Original Statement.



     The Offer terminated at 12:00 Midnight, New York City time, on Friday, December 15, 1995. A total of 25,273,537 Depositary Shares (aggregate liquidation amount, $631,838,425) were tendered and accepted in the Offer. In exchange therefor, the Trust issued 25,273,537 of its 9% Trust Originated Preferred Securities(SM) (TOPrS(SM)) (aggregate liquidation amount, $631,838,425). Depositary Shares in the amount of 20,326,463 (aggregate liquidation amount, $508,161,575) were not tendered in the Offer and remain outstanding.


                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 21, 1995


                                        FORD MOTOR COMPANY CAPITAL TRUST I

                                        By: Ford Motor Company,
                                           as Sponsor

                                           By /s/ J. M. RINTAMAKI

                                             -----------------------------------
                                             Name: J. M. Rintamaki
                                             Title:  Secretary

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